Partners (admitted in Hong Kong)

Christopher Braunack(5)

Albert S. Cho(3)

Michel Debolt(3)

Justin M. Dolling(5)

David Patrick Eich(1),(4),(5)

Douglas S. Murning(5)

Nicholas A. Norris(5)

John A. Otoshi(3)

Jamii Quoc(7)

Angela R. Russo(1)

Jesse D. Sheley(1)

Steven Tran(5),(6)

Dominic W.L. Tsun(3),(5)

Li Chien Wong

Ashley Young(5)

David Yun(5),(6)

Fan Zhang(1)

Registered Foreign Lawyers

Pierre-Luc Arsenault(3)

Liu Gan(2)

Benjamin Su(3)

Qiuning Sun(3)

Shichun Tang(3)

David Zhang(3)

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

November 22, 2013

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             WSP Holdings Limited

Amended Schedule 13E-3

Filed November 18, 2013

File No. 005-83618

Dear Mr. Duchovny:

On behalf of WSP Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 21, 2013 with respect to the Amendment No. 5 to Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”) filed on November 18, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the filing persons.  Capitalized words used herein shall have the same meaning as defined in the Schedule 13E-3.  Please note that all references to page numbers in the response are references to the page numbers in Amendment

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the Commonwealth of Massachusetts (U.S.A.)

(3) Admitted in the State of New York (U.S.A.)

(4) Admitted in the State of Wisconsin (U.S.A.)

(5) Admitted in England and Wales

(6) Admitted in New South Wales (Australia)

(7) Admitted in Victoria (Australia)

Beijing   Chicago   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

No. 6 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comment.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comment.

* * * * *

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35

1.                                      We note that Houlihan Lokey’s opinion was delivered approximately 10 months before the Outside Date. Please disclose whether any material changes in your operations, performance or in any of the projections or assumptions upon which Houlihan Lokey based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the security holder meeting.

The Company has revised the disclosure in response to the Staff’s comment.  Please refer to page 35 of the Revised Proxy Statement.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Pierre-Luc Arsenault at (852) 3761-3365 or Stephanie Tang at (852) 3761-3356.

Sincerely,

/s/ David T. Zhang
David T. Zhang
of Kirkland & Ellis

cc:                                Dennis D. Zhu - WSP Holdings Limited
Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP